UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 10, 2011 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 2Q11 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. The financial statements are presented according to the new Brazilian accounting standards, fully adapted to all statements issued by the Accounting Pronouncements Committee (CPC) applicable to the operations of CPFL group, which are consistent with the international accounting practices – IFRS. Comparisons are relative to 2Q10, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 2Q11 NET INCOME OF R$ 294 MILLION

Indicators (R$ Million)	2Q11	2Q10	Var.	1H11	1H10	Var.
Sales within the Concession Area - GWh	13,404	13,051	2.7%	26,885	25,513	5.4%
Captive Market	9,680	9,761	-0.8%	19,663	19,602	0.3%
TUSD	3,724	3,290	13.2%	7,223	5,911	22.2%
Commercialization and Generation Sales - GWh	2,882	2,953	-2.4%	5,873	6,015	-2.3%
Gross Operating Revenue	4,515	4,220	7.0%	9,025	8,471	6.5%
Net Operating Revenue	3,045	2,868	6.2%	6,068	6,068	0.0%
EBITDA (IFRS)(1)	815	791	2.9%	1,834	1,773	3.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	877	755	16.2%	NA	NA	NA
Net Income (IFRS)	294	360	-18.3%	760	848	-10.3%
Net Income (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	335	335	0.2%	NA	NA	NA
Investments	325	433	-24.9%	737	722	2.1%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions;

(2)     EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)     Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

NA = Not applicable.

2Q11 HIGHLIGHTS

•      Increase of 2.7% in sales within the concession area;

•      Annual Tariff Adjustments for CPFL Paulista (6.11%), effective as of April 8, 2011, and for RGE (8.58%), effective as of June 19, 2011;

•      Announcement of 2 new biomass projects by ERSA’s’ subsidiary - Alvorada Thermoelectric Facility (50 MW) and Coopcana Thermoelectric Facility (50 MW), with R$ 311 million of projected investments;

•      Approval (by Aneel, BNDES, Cade and financial institutions) of the joint venture between CPFL Energia and ERSA and of the incorporation of CPFL Renováveis, concluded in July 2011;

•      Distribution of R$ 748 million of dividends related to 1H11. Dividend yield of 6.0% for the last 12 months;

•      R$ 3.8 billion funding for debt rollover and new projects;

•      Conclusion of CPFL Energia’s simultaneous stock reverse split and split on June 29th, in the BM&FBOVESPA, and on July 6th on NYSE;

•      CPFL Brasil was elected as the Best Company in the Brazilian Electricity Sector for its 2010 Results, by the Melhores e Maiores Exame magazine;

•      IBEF award of 2011 Sustainability in Corporate Governance (CPFL Energia);

•      Appreciation of 10.6% of CPFL Energia’s shares price on the BM&FBOVESPA in 1H11, outperforming the Ibovespa (-10.0%) and the IEE (10.4%).

Conference Call with Simultaneous Translation into English	Investor Relations
(Bilingual Q&A)	Department
• Thursday, August 11, 2011 – 11:00 am (Brasília), 10:00 am (EST)	55-19-3756-6083
Portuguese: 55-11-4688-6361 (Brazil)	ri@cpfl.com.br
English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)	www.cpfl.com.br/ir
• Webcast: www.cpfl.com.br/ir

2Q11 Results | August 10, 2011

INDEX

1) ENERGY SALES	3
1.1) Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Class – Concession Area	4
1.1.3) TUSD by Distributor	4
1.2) Commercialization and Generation Sales – Excluding Related Parties	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1) Operating Revenue	5
2.2) Cost of Electric Energy	5
2.3) Operating Costs and Expenses	6
2.4) Regulatory Assets and Liabilities	7
2.5) EBITDA	8
2.6) Financial Result	8
2.7) Net Income	8

3) DEBT	9
3.1) Financial Debt (Including Hedge)	9
3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	11
3.3) Adjusted Net Debt	12
3.4) New Funding	12

4) INVESTMENTS	12

5) CASH FLOW	13

6) DIVIDENDS	14

7) STOCK MARKET	15
7.1) Share Performance	15
7.2) Average Daily Volume	16
7.3) Ratings	16

8) CORPORATE GOVERNANCE	17

9) CURRENT SHAREHOLDERS STRUCTURE – 06/30/2011	18
9.1) Stock Reverse Split/Split and ADRs Ratio Change	18
9.2) Joint Venture between CPFL and ERSA and Creation of CPFL Renováveis	19

10) PERFORMANCE OF THE BUSINESS SEGMENTS	20
10.1) Distribution Segment	20
10.1.1) Economic-Financial Performance	20
10.1.2) Tariff Adjustment	23
10.2) Commercialization and Services Segment	25
10.3) Generation Segment	25
10.3.1) Economic-Financial Performance	25
10.3.2) Status of Generation Projects	27
10.3.3) ERSA – Two New Projects of Energy Generation from Biomass	28

11) ATTACHMENTS	29
11.1) Statement of Assets – CPFL Energia	29
11.2) Statement of Liabilities – CPFL Energia	30
11.3) Income Statement – CPFL Energia	31
11.4) Income Statement – Consolidated Generation Segment	32
11.5) Income Statement – Consolidated Distribution Segment	33
11.6) Economic-Financial Performance – Distributors	34
11.7) Sales to the Captive Market by Distributor (in GWh)	36

2Q11 Results | August 10, 2011

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 2Q11, sales within the concession area, achieved by the distribution segment, totaled 13,404 GWh, an increase of 2.7%.

Sales within the Concession Area - GWh
	2Q11	2Q10	Var.	1H11	1H10	Var.
Captive Market	9,680	9,761	-0.8%	19,663	19,602	0.3%
TUSD	3,724	3,290	13.2%	7,223	5,911	22.2%
Total	13,404	13,051	2.7%	26,885	25,513	5.4%

Sales to the captive market totaled 9,680 GWh, a decrease of 0.8%.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), rose by 13.2% to 3,724 GWh, reflecting the migration of customers to the free market.

1.1.1) Sales to the Captive Market

Captive Market - GWh
	2Q11	2Q10	Var.	1H11	1H10	Var.
Residential	3,256	3,187	2.2%	6,716	6,471	3.8%
Industrial	2,627	2,941	-10.7%	5,193	5,772	-10.0%
Commercial	1,935	1,868	3.6%	4,034	3,858	4.6%
Others	1,861	1,765	5.4%	3,721	3,501	6.3%
Total	9,680	9,761	-0.8%	19,663	19,602	0.3%

Note: The captive market sales by distributor tables are attached to this report in item 11.7.

In the captive market, emphasis is given to the growths of the residential and commercial classes, which jointly accounted for 53.6% of total consumption by the distributors’ captive consumers:

•      Residential and commercial classes: up by 2.2% and 3.6%, respectively, negatively impacted by fewer billing days (on average minus 2.4 and 2.1 days, respectively) and lower temperatures in the quarter (specially in June 2011). Excluding these factors, the growth of these classes would have been 6.6% and 7.3% respectively, favored by the accumulated effects of economic growth (increase of income levels, purchasing power of consumers and credit concessions) over recent years.

•      Industrial class: down by 10.7%, due to the migration of customers to the free market.

2Q11 Results | August 10, 2011

1.1.2) Sales by Class – Concession Area

1.1.3) TUSD by Distributor

TUSD by Distributor - GWh
	2Q11	2Q10	Var.	1H11	1H10	Var.
CPFL Paulista	1,849	1,619	14.2%	3,591	2,844	26.3%
CPFL Piratininga	1,457	1,370	6.4%	2,806	2,501	12.2%
RGE	366	259	41.5%	722	497	45.3%
CPFL Santa Cruz	5	5	-0.1%	9	8	7.1%
CPFL Jaguari	11	20	-45.6%	27	33	-18.7%
CPFL Mococa	-	-	0.0%	-	-	0.0%
CPFL Leste Paulista	11	-	0.0%	21	-	0.0%
CPFL Sul Paulista	25	18	36.7%	47	28	70.6%
Total	3,724	3,290	13.2%	7,223	5,911	22.2%

1.2) Commercialization and Generation Sales – Excluding Related Parties

Commercialization and Generation Sales - GWh
	2Q11	2Q10	Var.	1H11	1H10	Var.
Total	2,882	2,953	-2.4%	5,873	6,015	-2.3%

Note: Exclude sales to related parties and in the CCEE. Considers Furnas (Semesa) and other generation sales outside the group, except Epasa’s sales (availability contract).

In 2Q11, commercialization and generation sales moved down by 2.4% to 2,882 GWh, mainly due to the decrease in sales through commercialization’s short-term bilateral contracts, effective in 2010. However, the sales to free customers rose, due to the increase in the number of customers in the portfolio this year (from 98 to 130).

2Q11 Results | August 10, 2011

2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	4,515,489	4,220,035	7.0%	9,025,253	8,470,817	6.5%
Net Operating Revenues	3,044,857	2,867,559	6.2%	6,067,641	5,746,284	5.6%
Cost of Electric Power	(1,524,451)	(1,509,474)	1.0%	(2,943,113)	(2,916,782)	0.9%
Operating Costs & Expenses	(883,515)	(713,953)	23.7%	(1,633,482)	(1,343,719)	21.6%
EBIT	636,891	644,132	-1.1%	1,491,046	1,485,783	0.4%
EBITDA	814,571	791,320	2.9%	1,834,484	1,772,976	3.5%
Financial Income (Expense)	(182,050)	(84,124)	116.4%	(313,156)	(166,131)	88.5%
Income Before Taxes	454,841	560,008	-18.8%	1,177,891	1,319,652	-10.7%
Net Income	294,083	359,770	-18.3%	759,958	847,633	-10.3%

2.1) Operating Revenue

Gross operating revenue in 2Q11 reached R$ 4,515 million, representing an increase of 7.0% (R$ 295 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,265 million, an increase of 7.5% (R$ 298 million).

Deductions from the operating revenue were R$ 1,471 million, representing an increase of 8.7% (R$ 118 million), mainly due to the following upturns: (i) taxes on revenue (R$ 60 million); (ii) CCC and CDE sector charges (R$ 54 million); and (iii) amounts related to the R&D and energetic efficiency program (R$ 13 million). The increase in the deductions from the operating revenue was partially offset by the following downturns: (i) amounts related to Proinfa (R$ 5 million); and (ii) global reversal reserve - RGR (R$ 4 million).

Net operating revenue reached R$ 3,045 million in 2Q11 an increase of 6.2% (R$ 177 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,794 million, an increase of 6.9% (R$ 180 million).

The upturn in operating revenue was mainly caused by the following factors:

•         Tariff adjustments of the distribution companies;

•         Increase of 24.0% (R$ 63 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

•         Additional net revenue, in the amount of R$ 66 million: (i) from Chapecoense, due to the beginning of the contract of Foz do Chapecó Hydroelectric Facility  in October 2010; (ii) from CPFL Bioenergia, due to the beginning of the operations, in August 2010; and (iii) from Epasa conclusion in January 2011.

The upturn in operating revenue was partially offset by the 0.8% reduction in the sales volume to the captive market.

2.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,524 million in 2Q11, representing an increase of 1.0% (R$ 15 million):

•      The cost of electric power purchased for resale in 2Q11 was R$ 1,216 million, representing a decrease of 0.1% (R$ 1.4 million), due to the following effects:

2Q11 Results | August 10, 2011

         (i)   Decrease in the cost of energy from Itaipu (R$ 25.4 million), due to the reduction of 12.7% in the average purchase price, caused by the lower foreign exchange rates, partially offset by the increase of 3.1% (81 GWh) in the volume of purchased energy;

        (ii)   Decrease in the cost of energy purchased through bilateral contracts (R$ 13.8 million), caused by the reduction of 9.4% (878 GWh) in the volume of purchased energy, partially offsed by the increase of 8.9% in the average purchase price;

       (iii)   Decrease in the PROINFA cost (R$ 2.8 million), due to the 51.0% (135 GWh) reduction in the average purchase price, partially offset by the increase of 91.5% in the volume of purchased energy.

Partially offsetting:

            (i)        Increase in the cost of energy purchased in the short term (R$ 38.4 million), due to the rise in the average purchase price and to the rise of 131.6% (630 GWh) in the volume of purchased energy;

           (ii)        Decrease in Pis and Cofins tax credits (R$ 2.2 million), generated from the energy purchase.

The net reduction of 302 GWh in the volume of purchased energy is due to the increase of purchases within CPFL Group.

•      Charges for the use of the transmission and distribution system reached R$ 309 million in 2Q11, a 5.6% increase (R$ 16 million), mainly due to the following factors:

            (i)        Increase in the basic network charges (R$ 18 million), due to, among other factors, the amounts due by Epasa related to 2010 (R$ 6 million) – non-recurring item;

           (ii)        Increase in the connection charges (R$ 5 million);

          (iii)        Increase in the charges for the use of the distribution system (R$ 3 million);

         (iv)        Increase in the system service usage charges - ESS (R$ 1 million);

          (v)        Reduction in the Pis and Cofins tax credits (R$ 3 million), generated from the charges for the use of the transmission and distribution.

Partially offsetting:

            (i)        Decrease in the reserve energy charges (R$ 13 million);

           (ii)        Decrease in Itaipu charges (R$ 1 million).

2.3) Operating Costs and Expenses

Operating costs and expenses were R$ 884 million in 2Q11, a 23.8% increase (R$ 170 million) due to the following factors:

•      The PMSO item reached R$ 455 million in 2Q11, an increase of 45.2% (R$ 142 million), mainly due to the following factors (that need to be excluded for comparison purposes):

         (i)       Non-recurring  increase on Personnel Expenses due to the Incentivated Retirement Program – PAI  (R$ 48 million);

✓  445 adherences, of wich 130 employees quit immediately and 315 will resign until the end of 2011;

✓  Dismissal costs: R$ 47.5 million (of which R$ 10.2 million were accomplished and R$ 37.3 million were accrued);

2Q11 Results | August 10, 2011

✓  Benefit: permanent reduction in the wages of this group of employees by 43%, through the review of process and replament criteria;

✓  Pay back: 2.5 years.

        (ii)       Increase in legal and judicial expenses and indemnities of CPFL Paulista, due to the non-recurring  decrease in 2Q10 regarding to the reversal of the provision related to the liabilities of Pis/Cofins credits on sector charges (R$ 40 million);

       (iii)       Non-recurring  effect related to the provision for contingency of ISS taxes on services, at Enercan (R$ 10 million);

      (iv)       Expenses with physical inventory of assets, in accordance with Aneel’s Resolution No. 367/09 (R$ 11 million), in the controlled companies CPFL Paulista (R$ 5.1 million), CPFL Piratininga (R$ 2.9 million), CPFL Santa Cruz (R$ 1.4 million), CPFL Sul Paulista (R$ 0.6 million), CPFL Leste Paulista (R$ 0.4 million), CPFL Mococa (R$ 0.6 million) and CPFL Jaguari (R$ 0.3 million);

       (v)       Commercial start-up of Foz do Chapecó Hydroelectric Facility, Baldin Thermoelectric Facility and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 10 million).

Excluding these effects, PMSO for 2Q11 would have totaled R$ 377 million and PMSO for 2Q10 would have been R$ 353 million, an increase of 6.7% (R$ 24 million), compared to the IGP-M index of 8.6% (for the last 12 months).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)       Personnel expenses, which reported an increase of 7.1% (R$ 10 million) principally due to the following effects: (i) Collective Bargaining Agreement for 2010 (affecting April and May) and for 2011 (affecting June) (R$ 8 million); and (ii) business expansion of CPFL Atende (R$ 2 million);

        (ii)       Expenses with material, which registered an increase of 12.1% (R$ 2 million);

       (iii)       Out-sourced services expenses, which registered an increase of 11.6% (R$ 13 million) mainly due to the increase in auditing and consulting expenses (R$ 12 million);

The increase in PMSO was partially offset by the 2.3% decrease in the other operating costs/expenses (R$ 1 million).

•      The Depreciation and Amortization items which represented a net increase of 18.4% (R$ 31 million), mainly due to the following effects:

            (i)   Increase at CPFL Geração (R$ 27 million), mainly due to: (i) the non-recurring  accounting adjustments in the facilities (R$ 7 million); and (ii) the commercial start-up of Foz do Chapecó Hydroelectric Facility (R$ 14 million) and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 4 million);

           (ii)   Increase at CPFL Paulista (R$ 6 million), mainly due to the new billing system amortization.

The cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount), reached R$ 250 million in 2Q11, representing a decrease of 1.0% (R$ 3 million). This amount has its counterpart in the “operating revenue”;

2.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a revenue of R$ 3 million in 2Q10 (net of the non-recurring effects related to the recalculation of the 2009 Tariff Adjustment Index - IRT  - of RGE) and a cost of R$ 0.6 million in 2Q11 (net amounts). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

2Q11 Results | August 10, 2011

2.5) EBITDA

Based on the above factors, 2Q11 EBITDA (IFRS) reached R$ 815 million, registering a 2.9% increase (R$ 23 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilitites - Non-recurring effects) would have totaled R$ 755 million in 2Q10 and R$ 877 million in 2Q11, an increase of 16.2% (R$ 122 million).

2.6) Financial Result

The 2Q11 net financial expense was R$ 182 million, a 116.4% increase (R$ 98 million) compared with the net financial expense of R$ 84 million reported in 2Q10.

The items explaining these changes are as follows:

•         Financial Revenues: an increase of 23.2% (R$ 24 million) from R$ 102 million in 2Q10 to R$ 126 million in 2Q11, mainly as a result of the increase in the following items: (i) income from financial investments (R$ 14 million), due to the increase in the income balance and to the increase in the CDI Interbank rate; (ii) increases and moratorium fines (R$ 7 million); and (ii) monetary restatements and currency variations (R$ 6 million).

•         Financial Expenses: an increase of 65.4% (R$ 122 million) from R$ 186 million in 2Q10 to R$ 308 million in 2Q11, mainly due to the following factors:

            (i)        Upturn in debt charges (R$ 62 million) as a result of the increase in the debt balance and the increase in the CDI Interbank rate, from 2.2% in 2Q10 to 2.8% in 2Q11 (R$ 42 million);

           (ii)      Financial expense related to the commercial start-up of Foz do Chapecó Hydroelectric Facility, Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities and Baldin Thermoelectric Facility (CPFL Bioenergia) (R$ 26 million);

          (iii)        Financial update of the Use of Public Assets (UBP) (R$ 26 million), including the non-recurring  accounting adjustments related to the UBP re-calculation of the facilities (R$ 13million);

         (iv)        Increase in the financial expense caused by the non-recurring reduction in monetary restatements and currency variations in 2Q10, due to the monetary update of the liabilities of Pis/Cofins credits on sector charges (R$ 4 million), being R$ 16 million related to the provision reversal at CPFL Paulista, partially offset by the R$ 12 million update at CPFL Piratininga.

2.7) Net Income

Net income (IFRS) in 2Q11 was R$ 294 million, a decrease of 18.3% (R$ 66 million).

2Q11 Results | August 10, 2011

Excluding the amount related to the non-controlling shareholders, the net income (IFRS) would have totaled R$ 288 million, a decrease of 18.9% (R$ 67 million), compared to the net income of R$ 355 million in 2Q10.

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the net income (IFRS + regulatory assets and liabilities – non-recurring effects) would have totaled R$ 335 million in 2Q10 and in 2Q11, an increase of 0.2% (R$ 0.7 million).

3) DEBT

3.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 52.9% to R$ 12,386 million in 2Q11. The main contributing factors to the variation in the balance of financial debt were:

•         CPFL Brasil, CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 2,312 million, with the following highlights:

+      Debentures issuances by CPFL Brasil (2nd Issue of R$ 1,320 million), CPFL Geração (4th Issue of R$ 680 million), EPASA (2nd Issue of R$ 204 milhões), ENERCAN (R$ 53 million) and BAESA (R$ 9 million), for debt rollover, investments funding and acquisition of Jantus’ equity;

+      Funding of BNDES financing for CPFL Brasil (R$ 197 million), CPFL Geração (R$ 80 million), Foz do Chapecó (R$ 35 million), CPFL Bioenergia (R$ 18 million) and CPFL Sul Centrais Elétricas (R$ 7 million);

+      Funding of BNB financing for Epasa (R$ 97 milhões);

+      Funding of working capital by Foz do Chapecó (R$ 25 million);

-      Amortizations of the principal of Epasa (1st Issue of R$ 230 million) and BAESA’s debentures (R$ 8 million);

-      Amortization of Inter-American Development Bank - IDB’s loan for ENERCAN (R$ 52 million);

-      Amortizations of BNDES financing for CERAN (R$ 54 million), ENERCAN (R$ 35 million), BAESA (R$ 19 million) and CPFL Geração (R$ 18 million).

•         CPFL Energia and Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 1,775 million, with the following highlights:

2Q11 Results | August 10, 2011

+      Debentures issuances by CPFL Paulista (5th Issue of R$ 484 million), CPFL Piratininga (4th Issue of R$ 280 million and 5th Issue of R$ 160 million), RGE (5th Issue of R$ 70 million) and CPFL Santa Cruz (1st Issue of R$ 65 million), for debt rollover and investments funding;

+      Funding of financing by RGE (R$ 288 million), CPFL Paulista (R$ 347 million), CPFL Piratininga (R$ 37 million), CPFL Santa Cruz (R$ 23 million), CPFL Leste Paulista (R$ 34 million), CPFL Sul Paulista (R$ 19 million), CPFL Mococa (R$ 11 million) and CPFL Jaguari (R$ 8 million);

+      Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 282 million;

-      Amortizations of the principal of CPFL Piratininga (1st Issue of R$ 200 million), CPFL Paulista (4th Issue of R$ 65 million) and RGE’s debentures (2nd Issue of R$ 29 million).

•         Interest provision in the period, net of interest paid, in the amount of R$ 210 million.

Financial Debt - 2Q11 (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	40	-	3,733	6,647	3,773	6,647	10,420
BNDES - Investment	13,124	-	396,462	3,072,962	409,586	3,072,962	3,482,548
BNDES - Others	447	-	49,633	53,452	50,080	53,452	103,532
BNDES - Working Capital	426	-	56,181	42,051	56,607	42,051	98,658
Financial Institutions	22,625	56,495	58,388	1,594,732	81,013	1,651,227	1,732,240
Others	593	-	14,607	30,786	15,200	30,786	45,986
Subtotal	37,255	56,495	579,004	4,800,630	616,259	4,857,125	5,473,384

Foreign Currency
Financial Institutions	11,692	-	397,000	36,422	408,692	36,422	445,114
Subtotal	11,692	-	397,000	36,422	408,692	36,422	445,114

Debentures
CPFL Energia	16,923	-	-	450,000	16,923	450,000	466,923
CPFL Paulista	17,609	-	323,279	908,833	340,888	908,833	1,249,721
CPFL Piratininga	11,097	-	-	696,687	11,097	696,687	707,785
RGE	25,791	-	311,665	322,984	337,456	322,984	660,440
CPFL Santa Cruz	465	-	-	64,670	465	64,670	65,135
CPFL Leste Paulista	1,475	-	24,000	-	25,475	-	25,475
CPFL Sul Paulista	975	-	16,000	-	16,975	-	16,975
CPFL Jaguari	614	-	10,000	-	10,614	-	10,614
CPFL Brasil	23,493	-	164,960	1,315,301	188,453	1,315,301	1,503,754
CPFL Geração	40,339	-	424,882	940,606	465,221	940,606	1,405,827
EPASA	13,978	-	101,999	101,285	115,977	101,285	217,262
BAESA	657	-	5,734	24,371	6,391	24,371	30,762
ENERCAN	292	-	2,708	49,726	3,000	49,726	52,726
Subtotal	153,708	-	1,385,227	4,874,463	1,538,935	4,874,463	6,413,398

Financial Debt	202,655	56,495	2,361,231	9,711,515	2,563,886	9,768,010	12,331,897

Hedge	-	-	-	-	53,489	415	53,904

Financial Debt Including Hedge	-	-	-	-	2,617,375	9,768,425	12,385,801
Percentage on total (%)	-	-	-	-	21.1%	78.9%	100%

With regard to financial debt, it is worth noting that R$ 9,768 million (78.9% of the total) are considered long term, and R$ 2,617 million (21.1% of the total) are considered short term.

2Q11 Results | August 10, 2011

3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 12,911 million in 2Q11, growth of 47.1%. The nominal average cost of debt rose from 9.5% p.a. in 2Q10 to 11.4% p.a. in 2Q11, due to the upturn in the CDI interbank rate (from 8.8% to 11.0%), and in the IGP-M (from 5.2% to 8.6%) (accrued rates in the last 12 months). The real average cost remained stable.

As a result of the funding operations and amortizations, there was an increase in the CDI-pegged portion (from 60.0%, in 2Q10, to 68.0%, in 2Q11) and prefixed (from 1.0%, in 2Q10, to 3.5%, in 2Q11), and a decrease in the portion tied to the TJLP-indexed portion (from 32.5%, in 2Q10, to 23.9%, in 2Q11) and the IGP-M/IGP-DI (from 5.3%, in 2Q10, to 4.3%, in 2Q11).

The foreign-currency and TJLP debt would have come to 4.1% and 25.0% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in foreign-currency and TJLP to the CDI, the effective foreign-currency and TJLP debt is 0.3% (all of this possesses a natural hedge) and 23.9%, respectively.

2Q11 Results | August 10, 2011

3.3) Adjusted Net Debt

R$ Thousands	2Q11	2Q10	Var.
Total Debt	(12,910,793)	(8,778,944)	47.1%
(+) Available Funds	4,402,948	1,377,449	219.6%
(+) Judicial Deposit (1)	569,624	465,306	22.4%
(=) Adjusted Net Debt	(7,938,221)	(6,936,189)	14.4%

Note: (1) Related to the income tax of CPFL Paulista.

In 2Q11, adjusted net debt totaled R$ 7,938 million, an upturn of 14.4% (R$ 1,002 million).

The Company closed 2Q11 with a Net Debt / EBITDA ratio of 2.33x. Excluding the balance of the debt of CPFL Bio Formosa (Bio Formosa Thermoelectric Facility), CPFL Bio Buriti (Bio Buriti Thermoelectric Facility), CPFL Bio Pedra (Bio Pedra Thermoelectric Facility) and Santa Clara Wind Farm, which are under construction and have not started generating EBITDA to the group, the Net Debt / EBITDA would have been 2.13x.

3.4) New Funding

In June 2011, the contracting of loans to the controlled companies CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari were approved, with the provision of security by CPFL Energia.

The financing was contracted through Law 4,131/62, in the total amount of up to R$ 1,210 million, for a period between 3 and 5 years (amortized only at maturity and with interest paid on a half-yearly basis). The amounts by company are as follows: (i) CPFL Paulista: up to R$ 740 million; (ii) CPFL Piratininga: up to R$ 340 million; (iii) CPFL Geração: up to R$ 100 million; (iv) CPFL Sul Paulista: up to R$ 8 million; (v) CPFL Leste Paulista: up to R$ 8 million; (vi) CPFL Mococa: up to R$ 7 million; and (vii) CPFL Jaguari: up to R$ 7 million.

In July 2011, the disbursements for CPFL Paulista and CPFL Piratininga occurred, in the amounts of R$ 740 million and R$ 243 million, respectively, with average cost of 100% of CDI.

4) INVESTMENTS

In 2Q11, R$ 325 million were invested in business maintenance and expansion, of which R$ 217 million in distribution, R$ 104 million in generation and R$ 4 million in commercialization and value added services (SVA). As result, CPFL Energia’s investments totaled R$ 737 million in 1H11.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)       Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)       Generation: chiefly focused on the Foz do Chapecó Hydroelectric Facility and Epasa (Termonordeste and Termoparaíba Thermoelectric Facilities), enterprises that have already entered into commercial operation, and Bio Formosa, Bio Buriti, Bio Ipê and Bio Pedra Thermoelectric Facilities, and Santa Clara and Campo dos Ventos II Wind Farms, ongoing construction projects.

2Q11 Results | August 10, 2011

5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

	2Q11	Last 12M

Beginning Balance	1,967,201	1,377,449

Net Income Including Social Contribution and Income Tax	454,841	2,243,611

Depreciation and Amortization	199,971	745,690
Interest on Debts and Monetary and Foreign Exchange Restatements	249,480	790,645
Income Tax and Social Contribution Paid	(118,967)	(690,820)
Interest on Debts Paid	(224,474)	(693,470)
Others	(103,298)	(346,546)
	2,712	(194,501)

Total Operating Activities	457,553	2,049,110

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(325,115)	(1,815,855)
Others	12,978	6,673
Total Investment Activities	(312,137)	(1,809,182)

Financing Activities
Loans and Debentures	3,029,960	5,181,691
Principal Amortization of Loans and Debentures	(249,351)	(1,112,547)
Dividends Paid	(490,278)	(1,281,281)
Others	-	(2,292)
Total Financing Activities	2,290,331	2,785,571

Cash Flow Generation	2,435,747	3,025,499

Ending Balance - 06/30/2011	4,402,948	4,402,948

The cash flow balance closed the 2Q11 at R$ 4,403 million, 123.8% (R$ 2,436 million) up on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

•      Cash increase:

         (i)   Cash from operating activities in the amount of R$ 458 million;

        (ii)   Funds of loans and debentures, which exceeded amortizations by R$ 2,781 million.

•      Cash decrease:

         (i)   Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 325 million (detailed in item 4, “Investments”);

        (ii)   Dividend payments related to 2H10, in the amount of R$ 490 million.

2Q11 Results | August 10, 2011

6) DIVIDENDS

CPFL Energia has announced an intermediate dividend distribution, for 1H10, in the amount of R$ 748 million, equivalent to R$ 0.777023176 per share and corresponding to 100% of controlling shareholders' net income for the period.

Shareholders owning shares on August 17, 2011 will be entitled to receive these dividends. Shares will be traded ex-dividend on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA) and New York Stock Exchange (NYSE) as of August 18, 2011.

CPFL Energia's Dividend Yield
	1H09	2H09	1H10	2H10	1H11
Dividend Yield - last 12 months (1)	7.6%	7.9%	8.6%	6.9%	6.0%

(1) Based on the average of the closing quotations in the period.

The 1H11 dividend yield, calculated on the average of the closing quotations in the period (R$ 22.05 per share) is 3.5% (6.0% in the last 12 months).

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

2Q11 Results | August 10, 2011

7) STOCK MARKET

7.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the half year priced at R$ 22.30 per share and US$ 28.97 per ADR, respectively (closing price in 06/30/2011).

In 1H11, the shares appreciated 10.6% on the BM&FBOVESPA and 15.5% on the NYSE, outperforming major market indexes.

In the last 12 months, the shares appreciated 20.0% on the BM&FBOVESPA and 37.4% on the NYSE, also outperforming major market indexes.

2Q11 Results | August 10, 2011

7.2) Average Daily Volume

The daily trading volume in 1H11 averaged R$ 33.1 million, of which R$ 13.9 million on the BM&FBOVESPA and R$ 19.3 million on the NYSE, 0.6% down on 2010. The number of trades on the BM&FBOVESPA decreased by 6.3%, falling from a daily average of 1,406, in 2010, to 1,317, in 1H11.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

7.3) Ratings

CPFL Energia’s rating was maintained the same, by Standard and Poor’s and Fitch Ratings, after the acquisition of Jantus and the joint venture with ERSA.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2010	2009	2008	2007	2006	2005
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Stable	Stable	Positive	Positive
Fitch Ratings	Rating	AA+ (bra)	AA (bra)	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Stable	Positive	Positive	Stable	Stable	Stable

Note: Close-of-period positions.

2Q11 Results | August 10, 2011

8) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL group.

CPFL Energia is listed on the Novo Mercado of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE, being submitted to arbitration at the BM&FBOVESPA’s Market Arbitration Chamber. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders in the case of disposal of control.

The Company’s Board of Directors has as its objetive to define the overall business guidelines and elect the Board of Executive Officers, among other responsibilities determined by the law and the Bylaws. Its working rules are defined in the Internal Rules. The Board is composed of one independent member and six members designated by the controlling shareholders, with a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary, electing, among its members, the Chairman and the Vice-Chairman. No member may serve on the Company’s Board of Executive Officers.

The Board of Directors constituted three committees and defined its competence in a sole Internal Rules: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). The Fiscal Council’s working rules are defined in the Internal Rules and in the Fiscal Council Guide.

The Board of Executive Officers comprises seven officers, with a two-year term of office, being admitted the reelection. It represents the Company and manages its business in accordance with the policy defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory officers.

2Q11 Results | August 10, 2011

9) CURRENT SHAREHOLDERS STRUCTURE – 06/30/2011

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:     (1) Includes the 0.1% stake of the company Camargo Corrêa S.A.;

             (2) Controlling shareholders;

             (3) Comprises 13 companies: Santa Clara I, II, III, IV, V and VI, Eurus VI, Campo dos Ventos I, II, III, IV and V and Eurus V.

9.1) Stock Reverse Split/Split and ADRs Ratio Change

The reverse split of CPFL Energia’s common shares, at the ratio of 10 (ten) to 1 (one), with the simultaneous split of each share submitted to forward split, at the ratio of 1 (one) to 20 (twenty), were approved at the Extraordinary General Shareholders’ Meeting, held on April 28, 2011. The ADR ratio change, from 1 (one) ADR equivalent to 3 (three) common shares to 1 (one) ADR equivalent to 2 (two) common shares, was already approved by CPFL Energia’s Board of Directors, in the meeting held on February 23, 2011.

•      Benefits: (i) probable increase in the liquidity of the common shares and ADRs, (ii) greater access of the individual investor to the negotiations (lower stock quotation), (iii) increase of the active shareholders base, and (iv) optimization of the management of the shareholder base;

•      June 29, 2011: Commencement of trading (in the new quotation) of the common shares submitted to reverse split and split;

•      July 06, 2011: Commencement of trading (in the new quotation) of the ADRs, considering the new ratio change, of 1 (one) ADR equivalent to 2 (two) common shares;

•      August 2011: Payment of common shares fractions.

2Q11 Results | August 10, 2011

9.2) Joint Venture between CPFL and ERSA and Creation of CPFL Renováveis

The Company entered, together with its subsidiaries CPFL Geração and CPFL Brasil, into a Joint Venture Agreement with the current shareholders of ERSA – Energias Renováveis S.A., which sets forth the terms and conditions under which they intend to ally renewable energy assets and projects owned by CPFL and ERSA in Brazil, such being considered Wind Farms, Small Hydro Power Plants and Biomass Thermoelectric Power Plants.

As previously reported the in the material fact of April 19, 2011, the Joint Venture Agreement formalized between the parties affects the effective implementation of the joint venture between the Company and ERSA to certain conditions, including authorizations of regulators, corporate reorganizations of subsidiaries of the Company, as well as the preparation of documents and evaluations necessary to implement the steps outlined in that material fact.

The Company concluded, in July 2011, obtaining prior authorization from ANEEL, CADE, BNDES and other financial institutions, necessary for the implementation of the joint venture and as contained in the Agreement. It is currently in the process of preparing the documents and evaluations necessary to consummate the joint venture, which will be through the merger of its subsidiary Smita Empreendimentos e Participações S.A. (Nova CPFL) by ERSA.

In this aspect, the Company expects the effective implementation of the joint venture occurs in the second half of August 2011.

2Q11 Results | August 10, 2011

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	4,089,376	3,829,959	6.8%	8,152,021	7,706,427	5.8%
Net Operating Revenues	2,660,724	2,512,761	5.9%	5,279,568	5,048,497	4.6%
Cost of Electric Power	(1,533,781)	(1,468,940)	4.4%	(2,967,791)	(2,870,318)	3.4%
Operating Costs & Expenses	(685,239)	(571,205)	20.0%	(1,285,258)	(1,070,269)	20.1%
EBIT	441,705	472,616	-6.5%	1,026,519	1,107,910	-7.3%
EBITDA	510,818	537,113	-4.9%	1,165,233	1,233,241	-5.5%
Financial Income (Expense)	(43,819)	(10,708)	309.2%	(74,594)	(29,353)	154.1%
Income Before Taxes	397,885	461,908	-13.9%	951,925	1,078,557	-11.7%
Net Income	285,830	327,884	-12.8%	650,831	735,079	-11.5%

Note: The distributors’ financial performance tables are attached to this report in item 11.6.

Operating Revenue

Gross operating revenue in 2Q11 reached R$ 4,089 million, representing an increase of 6.8% (R$ 259 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 3,839 million, an increase of 7.3% (R$ 262 million).

Deductions from the operating revenue were R$ 1,429 million, representing an increase of 8.5% (R$ 111 million), mainly due to the following upturns: (i) taxes on revenue (R$ 53 million); (ii) CCC and CDE sector charges (R$ 54 million); and (iii) amounts related to the R&D and energetic efficiency program (R$ 42 million). The increase in the deductions from the operating revenue was partially offset by the following downturns: (i) amounts related to Proinfa (R$ 34 million); and (ii) global reversal reserve - RGR (R$ 3 million).

Net operating revenue reached R$ 2,661 million in 2Q11 an increase of 5.9% (R$ 148 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,410 million, an increase of 6.7% (R$ 151 million).

The upturn in operating revenue was mainly caused by the following factors:

•         Tariff adjustments of the distribution companies;

•         Increase of 23.5% (R$ 62 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market.

The upturn in operating revenue was partially offset by the 0.8% reduction in the sales volume to the captive market.

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,534 million in 2Q11, representing an increase of 4.4% (R$ 65 million):

•      The cost of electric power purchased for resale in 2Q11 was R$ 1,245 million, representing an increase of 5.1% (R$ 60 million), due to the following effects:

2Q11 Results | August 10, 2011

         (i)        Increase in the cost of energy purchased in the short term (R$ 39.4 million), due to the rise in the average purchase price and to the rise of 149.5% (577 GWh) in the volume of purchased energy;

           (ii)        Increase in the cost of energy purchased through bilateral contracts (R$ 52.1 million), caused by the increase of 11.9% in the average purchase price, partially offsed by the reduction of 6.0% (481 GWh) in the volume of purchased energy.

Partially offsetting:

            (i)        Decrease in the cost of energy from Itaipu (R$ 25.4 million), due to the reduction of 12.7% in the average purchase price, caused by the lower foreign exchange rates, partially offset by the increase of 3.1% (81 GWh) in the volume of purchased energy;

           (ii)        Decrease in the PROINFA cost (R$ 2.8 million), due to the 51.0% (135 GWh) reduction in the average purchase price, partially offset by the increase of 91.5% in the volume of purchased energy.

          (iii)        Increase  in Pis and Cofins tax credits (R$ 2.9 million), generated from the energy purchase.

•      Charges for the use of the transmission and distribution system reached R$ 288 million in 2Q11, an increase of 1.6% (R$ 4 million), mainly due to the following factors:

            (i)        Increase in the basic network charges (R$ 7 million);

           (ii)        Increase in the charges for the use of the distribution system (R$ 7 million);

          (iii)        Increase in the system service usage charges - ESS (R$ 2 million);

         (iv)        Reduction in the Pis and Cofins tax credits (R$ 3 million), generated from the charges for the use of the transmission and distribution.

Partially offsetting:

            (i)        Decrease in the reserve energy charges (R$ 13 million);

           (ii)        Decrease in the connection charges (R$ 1 million);

          (iii)        Decrease in Itaipu charges (R$ 1 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 685 million in 2Q11, a 20.0% increase (R$ 114 million) due to the following factors:

•      The PMSO item reached R$ 366 million in 2Q11, an increase of 44.2% (R$ 112 million), mainly due to the following factors (that need to be excluded for comparison purposes):

    (i)             Non-recurring  increase on Personnel Expenses due to the Incentivated Retirement Program – PAI  (R$ 45 million);

   (ii)             Increase in legal and judicial expenses and indemnities of CPFL Paulista, due to the non-recurring  decrease in 2Q10  regarding to the reversal of the provision related to the liabilities of Pis/Cofins credits on sector charges (R$ 40 million);

  (iii)          Expenses with physical inventory of assets, in accordance with Aneel’s Resolution No. 367/09 (R$ 11 million), in the controlled companies CPFL Paulista (R$ 5.1 million), CPFL Piratininga (R$ 2.9 million), CPFL Santa Cruz (R$ 1.4 million), CPFL Sul Paulista (R$ 0.6 million), CPFL Leste Paulista (R$ 0.4 million), CPFL Mococa (R$ 0.6 million) and CPFL Jaguari (R$ 0.3 million).

Excluding these effects, PMSO for 2Q11 would have totaled R$ 310 million and PMSO for 2Q10

2Q11 Results | August 10, 2011

would have been R$ 293 million, an increase of 5.7% (R$ 17 million).

The principal factors explaining the variation in PMSO, after excluding the effects already mentioned were:

         (i)       Personnel expenses, which reported an increase of 2.4% (R$ 3 million) principally due to the Collective Bargaining Agreement for 2010 (affecting April and May) and for 2011 (affecting June) (R$ 7 million), partially offset by reductions in provisions (R$ 4 million);

        (ii)       Expenses with material, which registered an increase of 5.0% (R$ 1 million);

       (iii)       Out-sourced services expenses, which registered an increase of 15.6% (R$ 14 million) mainly due to the increase in expenses with: (i) auditing and consulting; (ii) assets maintenance; and (iii) delivery and charge of bills.

The increase in PMSO was partially offset by the 8.8% decrease in the other operating costs/expenses (R$ 1 million).

•      The Depreciation and Amortization items which represented a net increase of 5.6% (R$ 5 million), mainly due to the increase at CPFL Paulista (R$ 6 million), caused by the new billing system amortization.

The cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount), reached R$ 250 million in 2Q11, representing a decrease of 1.0% (R$ 3 million). This amount has its counterpart in the “operating revenue”;

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a revenue of R$ 3 million in 2Q10 (net of the non-recurring effects related to the recalculation of the 2009 Tariff Adjustment Index - IRT  - of RGE) and a cost of R$ 0.6 million in 2Q11 (net amounts). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

EBITDA

Based on the mentioned factors, 2Q11 EBITDA (IFRS) reached R$ 511 million, registering a 4.9% decrease (R$ 26 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilitites - Non-recurring effects) would have totaled R$ 501 million in 2Q10 and R$ 555 million in 2Q11, an increase of 10.8% (R$ 54 million).

Financial Result

The 2Q11 net financial expense was R$ 44 million, a 309.2% increase (R$ 33 million) compared with the net financial expense of R$ 11 million reported in 2Q10.

The items explaining these changes are as follows:

•         Financial Revenues: an increase of 24.1% (R$ 18 million) from R$ 77 million in 2Q10 to R$ 95 million in 2Q11, mainly as a result of the increase in the income from financial investments (R$ 18 million), due to the rise in the income balance and to the rise in the CDI Interbank rate.

2Q11 Results | August 10, 2011

•         Financial Expenses: an increase of 58.9% (R$ 52 million) from R$ 88 million in 2Q10 to R$ 139 million in 2Q11, mainly due to the following factors:

            (i)        Upturn in debt charges (R$ 42 million) as a result of the increase in the debt balance and the increase in the CDI Interbank rate, from 2.2% in 2Q10 to 2.8% in 2Q11 (R$ 22 million);

           (ii)        Increase in the financial expense caused by the non-recurring  reduction in monetary restatements and currency variations in 2Q10, due to the monetary update of the liabilities of Pis/Cofins credits on sector charges (R$ 4 million), being R$ 16 million related to the provision reversal at CPFL Paulista, partially offset by the R$ 12 million update at CPFL Piratininga.

Net Income

Net income (IFRS) in 2Q11 was R$ 286 million, a decrease of 12.8% (R$ 42 million).

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the net income (IFRS + regulatory assets and liabilities – non-recurring effects) would have totaled R$ 303 million in 2Q10 and R$ 301 million in 2Q11, a decrease of 0.5% (R$ 2 million).

10.1.2) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

10.1.2.1) CPFL Piratininga

Aneel Ratifying Resolution 1,075 of October 19 2010 readjusted electric energy tariffs of CPFL Piratininga by 10.11%, made up of 8.59% with respect to the Tariff Readjustment and 1.52% with respect to external financial components to the Annual Tariff Readjustment, corresponding to an average effect of +5.66% on consumer billings. The new tariffs came into effect on October 23 2010.

10.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3 2011, Aneel published in the Federal Official Gazette, the Annual Tariff Readjustment Indices for 2011 for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, effective from the same date, as shown in the table at the end of item “10.1.2.5”.

2Q11 Results | August 10, 2011

10.1.2.3) CPFL Paulista

Aneel Ratifying Resolution 1,130 of April 5 2011 readjusted the electricity energy tariffs at CPFL Paulista by 7.38%, 6.11% relative to the Tariff Readjustment and 1.26% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of 7.23% on the billings of captive consumers. The new tariffs came into effect on April 8 2011 and will remain in force until April 7 2012.

Prior readjustment:

Aneel Ratifying Resolution 961 of April 6 2010 readjusted the electricity energy tariffs at CPFL Paulista by 2.70%, 1.55% relative to the Tariff Readjustment and 1.15% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of -5.69% on the billings of captive consumers. The new tariffs came into effect on April 8 2010 and will remain in force until April 7 2011.

10.1.2.4) RGE

Aneel Ratifying Resolution 1,153 of June 14 2011 readjusted the electricity energy tariffs at RGE by 17.21%, 8.58% relative to the Tariff Readjustment and 8.63% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 6.74% on the billings of captive consumers. The new tariffs came into effect on June 19 2011 and will remain in force until June 18 2012.

Prior readjustment:

Aneel Ratifying Resolution 1,009 of June 15 2010 readjusted the electricity energy tariffs at RGE by 12.37%, 1.72% relative to the Tariff Readjustment and 10.65% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.96% on the billings of captive consumers. The new tariffs came into effect on June 19 2010 and will remain in force until June 18 2011.

10.1.2.5) Table with Adjustments

The adjustments are presented per distributor in the following table:

Annual Tariff Adjustment Index (IRT)	CPFL Piratininga	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa	CPFL Paulista	RGE
Term >>>>>>	10/23/2010	02/03/2011	02/03/2011	02/03/2011	02/03/2011	02/03/2011	04/08/2011	06/19/2011
Economic IRT	8.59%	8.01%	6.42%	5.22%	6.57%	6.84%	6.11%	8.58%
Financial Components	1.52%	15.61%	1.34%	0.25%	1.45%	2.66%	1.26%	8.63%
Total IRT	10.11%	23.61%	7.76%	5.47%	8.02%	9.50%	7.38%	17.21%

2Q11 Results | August 10, 2011

10.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (R$ Thousands)
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	465,975	477,060	-2.3%	896,237	881,087	1.7%
Net Operating Revenues	410,531	425,932	-3.6%	790,767	786,744	0.5%
EBITDA	51,949	66,499	-21.9%	143,923	162,143	-11.2%
Net Income	30,397	44,613	-31.9%	90,857	108,330	-16.1%

Operating Revenue

In 2Q11, gross operating revenue reached R$ 466 million, representing a decrease of 2.3% (R$ 11 million), while net operating revenue moved down by 3.6% (R$ 15 million) to R$ 411 million.

EBITDA

In 2Q11, EBITDA totaled R$ 52 million, a decrease of 21.9% (R$ 15 million), mainly due to the reduction in the volume of energy sold.

Net Income

In 2Q11, net income amounted to R$ 30 million, down by 31.9% (R$ 14 million), mainly due to the increase in the net financial expenses.

10.3) Generation Segment

10.3.1) Economic-Financial Performance

Consolidated Income Statement - Generation (R$ Thousands)
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	369,526	276,426	33.7%	734,581	538,855	36.3%
Net Operating Revenues	347,211	259,088	34.0%	689,836	507,412	36.0%
Cost of Electric Power	(26,205)	(35,668)	-26.5%	(51,434)	(54,790)	-6.1%
Operating Costs & Expenses	(130,079)	(74,095)	75.6%	(226,165)	(151,345)	49.4%
EBIT	190,927	149,325	27.9%	412,237	301,277	36.8%
EBITDA	261,709	193,994	34.9%	541,443	388,693	39.3%
Financial Income (Expense)	(117,742)	(62,853)	87.3%	(212,005)	(124,257)	70.6%
Income Before Taxes	73,186	86,472	-15.4%	200,232	177,020	13.1%
Net Income	60,911	66,397	-8.3%	147,587	124,266	18.8%

Operating Revenue

In 2Q11, gross operating revenue reached R$ 370 million, representing an increase of 33.7% (R$ 93 million), while net operating revenue moved up by 34.0% (R$ 88 million) to R$ 347 million. The increase in the net operating revenue was chiefly due to the additional revenue, in the amount of R$ 66 million: (i) from Chapecoense, due to the commercial start-up of Foz do Chapecó Hydroelectric Facility, in October 2010; (ii) from CPFL Bioenergia, due to the beginning of the operations, in August 2010; and (iii) from Epasa (Termonordeste and Termoparaíba Thermoelectric Facilities), due to its conclusion, in January 2011.

2Q11 Results | August 10, 2011

Cost of Electric Power

In 2Q11, the cost of electric power increased 26.5% (R$ 9 million) to R$ 26 million, chiefly due to the energy acquisition by Epasa, in 2Q10,  to honour the commitments taken, while it had not started the operations of Termonordeste and Termoparaíba Thermoelectric Plants (R$ 24 million).

Partially offsetting:

            (i)        Increase in the charges for the use of the transmission system related to Foz do Chapecó Hydroelectric Facility and to Epasa (R$ 11 million), due to: (i) the commercial start-up of the facilities; and (ii) the amounts due by Epasa related to 2010 (R$ 6 million) – non-recurring item;

           (ii)        Acquisition of 20 GWh of energy by Foz do Chapecó Hydroelectric Facility and by CPFL Bioenergia (R$ 2 million).

Operating Costs and Expenses

In 2Q11, operating costs and expenses moved up by 75.6% (R$ 56 million) to R$ 130 million, chiefly due to the following factors:

•      The PMSO item reached R$ 59 million in 2Q11, an increase of 101.5% (R$ 30 million), mainly due to the following factors (that need to be excluded for comparison purposes):

    (i)        Non-recurring  increase on Personnel Expenses due to the Incentivated Retirement Program – PAI  (R$ 3 million);

   (ii)        Non-recurring  effect related to the provision for contingency of ISS taxes on services, at Enercan (R$ 10 million);

  (iii)        Commercial start-up of Foz do Chapecó Hydroelectric Facility, Baldin Thermoelectric Facility and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 10 million).

Excluding these effects, PMSO for 2Q11 would have totaled R$ 37 million and PMSO for 2Q10 would have been R$ 29 million, an increase of 25.3% (R$ 7 million).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)       Personnel expenses, which reached R$ 9 million, reporting an increase of 6.3% (R$ 0.6 million) principally due to the Collective Bargaining Agreement for 2010 (affecting April and May) and for 2011 (affecting June);

        (ii)       Out-sourced services expenses, which reached R$ 12 million, reporting an increase of 78.1% (R$ 5 million) mainly due to the following factors: (i) increase in auditing and consulting expenses (R$ 3 million); and (ii) technical employees reinforcing (R$ 1.6 million);

       (iii)       Other operating costs/expenses, which reached R$ 14 million, reporting an increase of 11.4% (R$ 1.5 million) mainly due to the increase in the expenses with royalties (R$ 3 million).

•      The Depreciation and Amortization items which represented a net increase of 58.8% (R$ 26 million), mainly due to: (i) the non-recurring  accounting adjustments in the facilities (R$ 7 million); and (ii) the commercial start-up of Foz do Chapecó Hydroelectric Facility (R$ 14 million) and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 4 million).

2Q11 Results | August 10, 2011

EBITDA

In 2Q11, EBITDA (IFRS) was R$ 262 million, an increase of 34.9% (R$ 68 million).

Excluding the non-recurring effects, EBITDA (IFRS – Non-recurring) would have totaled R$ 206 million in 2Q10 and R$ 280 million in 2Q11, an increase of 36.2% (R$ 75 million).

Financial Result

In 2Q11, net financial expense was R$ 118 million, up by 87.3% (R$ 55 million). The items explaining these changes are as follows:

•      Financial Revenues: moved from R$ 12 million in 2Q10 to R$ 28 million in 2Q11 (R$ 16 million increase), chiefly due to the upturn in revenue from financial investments (as a result of the increase in the balance of financial investments), and to the upturn in monetary restatements and currency variations;

•      Financial Expenses: moved from R$ 75 million in 2Q10 to R$ 146 million in 2Q11 (R$ 71 million increase), chiefly due to the additional expenses related to the commercial start-up of Foz do Chapecó Hydroelectric Facility (R$ 43 million) and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 15 million).

Net Income

In 2Q11, net income (IFRS) was R$ 61 million, a decrease of 8.3% (R$ 5 million).

Excluding the non-recurring effects, the net income (IFRS – Non-recurring) would have totaled R$ 65 million in 2Q10 and R$ 87 million in 2Q11, an increase of 33.7% (R$ 22 million).

10.3.2) Status of Generation Projects

Bio Formosa Thermoelectric Facility (CPFL Bio Formosa)

Bio Formosa Thermoelectric Facility, located at Paraíba State, is under construction (97% of works completed – June 2011). Commercial start-up is scheduled for 3Q11. The estimated investment in the project is of R$ 127 million. The installed capacity is of 40 MW and the assured power is of 16 average-MW. Approximately 70% of the energy was sold in the A-5 Auction occurred in 2006 (price: R$ 179.10/MWh – December 2010) and the remaining energy will be sold to the free market.

Bio Buriti Thermoelectric Facility (CPFL Bio Buriti)

Bio Buriti Thermoelectric Facility, located at Buritizal (São Paulo State), is under construction (87% of works completed – June 2011). Commercial start-up is scheduled for 4Q11. The estimated investment in the project is of R$ 135 million. The installed capacity is of 50 MW, with 21.2 MW of energy exported to CPFL Brasil, during the harvest season.

Bio Ipê Thermoelectric Facility (CPFL Bio Ipê)

Bio Ipê Thermoelectric Facility, located at Nova Independência (São Paulo State), is under construction (70% of works completed – June 2011). Commercial start-up is scheduled for 4Q11. The estimated investment in the project is of R$ 26 million. The installed capacity is of 25 MW, with 8.4 MW of energy exported to CPFL Brasil, during the harvest season.

2Q11 Results | August 10, 2011

Bio Pedra Thermoelectric Facility (CPFL Bio Pedra)

Bio Ipê Thermoelectric Facility, located at Serrana (São Paulo State), is under construction (29% of works completed – June 2011). Commercial start-up is scheduled for 2Q12. The estimated investment in the project is of R$ 205 million. The installed capacity is of 70 MW and the assured power is of 24 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 145.48/MWh).

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms, located at Rio Grande do Norte State, are under construction (20% of works completed – June 2011). Start-up is scheduled for 3Q12. The total investment in the project is of R$ 801 million. The installed capacity is of 188 MW and the assured power is of 76 average-MW. The energy was sold in the Reserve Auction occurred in December 2009 (price: R$ 159.00/MWh – December 2010).

Campo dos Ventos I, II, III, IV and V and Eurus V Wind Farms

The start-up of Campo dos Ventos I, II, III, IV and V and Eurus V Wind Farms, located at Rio Grande do Norte State, is scheduled for 3Q13. The total investment in the project is of R$ 727 million. The installed capacity is of 180 MW and the assured power is of 78.6 average-MW.

10.3.3) ERSA – Two New Projects of Energy Generation from Biomass

ERSA have released, on July 27, 2011, an Announcement to the Market informing that it has signed, through one of its subsidiaries, a partnership contract with the Usina Alvorada Açúcar e Álcool Ltda. in order to develop, build and operate a thermoelectric power plant ("Alvorada Plant") powered by biomass (sugarcane bagasse), located in the municipality of Araporã - MG, aimed at producing electricity and steam for self-consumption by the plant and the sale of surplus power by the subsidiary. The installed capacity of Alvorada Plant will be 50 MW, of which 18 average-MW will be exported as surplus. The project has expected investments of around R$ 156 million. The start-up of the commercial operations of the plant is scheduled for 2Q13.

ERSA have released, on August 02, 2011, a new Announcement to the Market informing that it has signed, through one of its subsidiaries, a partnership contract with the Cooperativa Agrícola Regional de Produtores de Cana Ltda. in order to develop, build and operate a thermoelectric power plant ("Coopcana Plant") powered by biomass (sugarcane bagasse), located in the municipality of São Carlos do Ivaí – Paraná, aimed at producing electricity and steam for self-consumption by the plant and the sale of surplus power by the subsidiary. The installed capacity of Coopcana Plant will be 50 MW, of which 18 average-MW will be exported as surplus. The project has expected investments of around R$ 155 million. The start-up of the commercial operations of the plant is scheduled for 1Q13.

2Q11 Results | August 10, 2011

11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	06/30/2011	12/31/2010	06/30/2010

CURRENT ASSETS
Cash and Cash Equivalents	4,402,948	1,562,897	1,377,449
Consumers, Concessionaries and Licensees	1,798,570	1,816,073	1,823,550
Financial Investments	43,744	42,533	40,209
Recoverable Taxes	240,439	193,020	209,527
Derivatives	92	244	404
Materials and Supplies	38,231	24,856	17,631
Leases	4,356	4,754	3,253
Other Credits	417,227	253,812	231,470
TOTAL CURRENT ASSETS	6,945,607	3,898,190	3,703,493

NON-CURRENT ASSETS
Consumers, Concessionaries and Licensees	188,291	195,738	192,642
Judicial Deposits	1,042,062	890,685	845,697
Financial Investments	55,350	72,823	70,143
Recoverable Taxes	159,591	138,966	123,155
Derivatives	27	82	9,007
Deferred Taxes	1,096,158	1,183,460	1,176,740
Leases	25,300	26,315	22,817
Concession Financial Assets	1,091,624	934,646	762,899
Employee Pension Plans	5,800	5,800	11,053
Investments at Cost	116,654	116,654	116,592
Other Credits	222,109	222,100	243,124
Property, Plant and Equipment	5,965,171	5,786,465	5,464,568
Intangible	6,564,805	6,584,874	6,241,570
TOTAL NON-CURRENT ASSETS	16,532,943	16,158,607	15,280,007

TOTAL ASSETS	23,478,549	20,056,797	18,983,500

2Q11 Results | August 10, 2011

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2011	12/31/2010	06/30/2010

LIABILITIES

CURRENT LIABILITIES
Suppliers	1,093,951	1,047,385	1,078,981
Accrued Interest on Debts	48,947	40,516	35,381
Accrued Interest on Debentures	153,708	118,066	114,217
Loans and Financing	976,004	578,867	526,474
Debentures	1,385,227	1,509,958	526,200
Employee Pension Plans	37,762	40,103	43,006
Regulatory Charges	139,745	123,541	110,360
Taxes, Fees and Contributions	505,473	455,248	513,272
Dividends and Interest on Equity	23,442	23,813	18,381
Accrued Liabilities	120,728	58,688	64,024
Derivatives	53,581	3,982	1,281
Public Utilities	27,610	17,287	16,483
Other Accounts Payable	483,344	410,869	378,132
TOTAL CURRENT LIABILITIES	5,049,523	4,428,323	3,426,192

NON-CURRENT LIABILITIES
Accrued Interest on Debts	56,495	29,155	8,733
Loans and Financing	4,837,052	4,917,843	3,952,247
Debentures	4,874,463	2,212,314	2,946,876
Employee Pension Plans	493,030	570,877	643,859
Taxes, Fees and Contributions	838	960	1,309
Deferred Taxes	275,104	277,767	279,815
Reserve for Contingencies	314,210	291,265	269,611
Derivatives	442	7,883	1,134
Public Utilities	436,526	429,632	417,958
Other Accounts Payable	94,782	141,124	244,210
TOTAL NON-CURRENT LIABILITIES	11,382,942	8,878,819	8,765,752

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	16	16	16
Profit Reserve	418,665	418,665	341,751
Additional Proposed Dividend	-	486,040	774,429
Revaluation Reserve	808,593	795,563	781,185
Retained Earning (Loss)	760,744	-	(154,622)
	6,781,442	6,493,708	6,536,183
Noncontrolling Interests	264,642	255,948	255,373
TOTAL SHAREHOLDERS' EQUITY	7,046,084	6,749,656	6,791,556

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	23,478,549	20,056,797	18,983,500

2Q11 Results | August 10, 2011

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	2Q11	2Q10	Variation	1H11	2H10	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,587,803	3,379,946	6.15%	7,191,479	6,939,015	3.64%
Electricity Sales to Distributors	298,447	267,569	11.54%	574,804	497,507	15.54%
Revenue from building the infrastructure	250,415	253,020	-1.03%	464,017	403,464	15.01%
Other Operating Revenues(1)	378,823	319,500	18.57%	794,953	630,831	26.02%
	4,515,489	4,220,035	7.00%	9,025,253	8,470,817	6.55%
DEDUCTIONS FROM OPERATING REVENUES	(1,470,631)	(1,352,476)	8.74%	(2,957,612)	(2,724,533)	8.55%
NET OPERATING REVENUES	3,044,857	2,867,559	6.18%	6,067,641	5,746,284	5.59%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,215,522)	(1,216,936)	-0.12%	(2,330,257)	(2,343,769)	-0.58%
Electricity Network Usage Charges	(308,930)	(292,538)	5.60%	(612,856)	(573,013)	6.95%
	(1,524,451)	(1,509,474)	0.99%	(2,943,113)	(2,916,782)	0.90%
OPERATING COSTS AND EXPENSES
Personnel	(205,759)	(146,123)	40.81%	(357,799)	(293,358)	21.97%
Material	(23,325)	(19,257)	21.13%	(41,536)	(36,214)	14.70%
Outsourced Services	(136,059)	(110,092)	23.59%	(257,022)	(208,969)	23.00%
Other Operating Costs/Expenses	(90,276)	(38,273)	135.87%	(169,669)	(114,521)	48.16%
Cost of building the infrastructure	(250,415)	(253,020)	-1.03%	(464,017)	(403,464)	15.01%
Employee Pension Plans	22,352	21,803	2.52%	44,704	43,605	2.52%
Depreciation and Amortization	(154,019)	(120,950)	27.34%	(296,115)	(238,069)	24.38%
Amortization of Concession's Intangible	(46,013)	(48,041)	-4.22%	(92,026)	(92,729)	-0.76%
	(883,515)	(713,953)	23.75%	(1,633,482)	(1,343,719)	21.56%

EBITDA	814,571	791,320	2.94%	1,834,484	1,772,976	3.47%

EBIT	636,891	644,132	-1.12%	1,491,046	1,485,783	0.35%

FINANCIAL INCOME (EXPENSE)
Financial Income	125,524	101,865	23.23%	251,438	202,292	24.29%
Financial Expenses	(307,574)	(185,989)	65.37%	(564,593)	(368,423)	53.25%
	(182,050)	(84,124)	116.41%	(313,156)	(166,131)	88.50%

INCOME BEFORE TAXES ON INCOME	454,841	560,008	-18.78%	1,177,891	1,319,652	-10.74%

Social Contribution	(41,890)	(53,133)	-21.16%	(110,682)	(125,675)	-11.93%
Income Tax	(118,868)	(147,105)	-19.20%	(307,251)	(346,344)	-11.29%

NET INCOME	294,083	359,770	-18.26%	759,958	847,633	-10.34%
Controlling Shareholders' Interest	287,929	355,101	-18.92%	747,709	838,027	-10.78%
Non-Controlling Shareholders' Interest	6,154	4,669	31.80%	12,248	9,606	27.51%

Note: (1) TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

2Q11 Results | August 10, 2011

11.4) Income Statement – Consolidated Generation Segment

(Pro-forma, R$ thousands)

Consolidated
	2Q11	2Q10	Variation	1H11	2H10	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.00%	-	-	0.00%
Eletricity Sales to Distributors	369,052	273,772	34.80%	733,412	533,616	37.44%
Other Operating Revenues	474	2,654	-82.15%	1,169	5,239	-77.68%
	369,526	276,426	33.68%	734,581	538,855	36.32%

DEDUCTIONS FROM OPERATING REVENUES	(22,315)	(17,338)	28.71%	(44,745)	(31,443)	42.31%
NET OPERATING REVENUES	347,211	259,088	34.01%	689,836	507,412	35.95%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(4,927)	(25,245)	-80.48%	(15,089)	(33,801)	-55.36%
Eletricity Network Usage Charges	(21,278)	(10,423)	104.15%	(36,345)	(20,989)	73.16%
	(26,205)	(35,668)	-26.53%	(51,434)	(54,790)	-6.13%
OPERATING COSTS AND EXPENSES
Personnel	(14,038)	(8,906)	57.63%	(24,708)	(17,151)	44.06%
Material	(2,539)	(750)	238.56%	(3,291)	(1,423)	131.28%
Outsourced Services	(14,035)	(6,853)	104.81%	(23,285)	(12,861)	81.05%
Other Operating Costs/Expenses	(28,683)	(12,917)	122.06%	(45,675)	(32,494)	40.56%
Employee Pension Plans	621	299	107.53%	1,241	598	107.53%
Depreciation and Amortization	(66,568)	(38,723)	71.91%	(120,778)	(77,362)	56.12%
Amortization of Concession's Intangible	(4,834)	(6,245)	-22.59%	(9,669)	(10,652)	-9.23%
	(130,079)	(74,095)	75.56%	(226,165)	(151,345)	49.44%

EBITDA	261,709	193,994	34.91%	541,443	388,693	39.30%

EBIT	190,927	149,325	27.86%	412,237	301,277	36.83%

FINANCIAL INCOME (EXPENSE)
Financial Income	27,871	12,170	129.01%	47,995	19,823	142.12%
Financial Expenses	(145,612)	(75,023)	94.09%	(260,000)	(144,080)	80.46%
Interest on Equity	-	-	-	-	-	0.00%
	(117,742)	(62,853)	87.33%	(212,005)	(124,257)	70.62%

INCOME BEFORE TAXES ON INCOME	73,186	86,472	-15.36%	200,232	177,020	13.11%

Social Contribution	(3,167)	(5,459)	-41.98%	(14,038)	(14,169)	-0.92%
Income Tax	(9,108)	(14,616)	-37.69%	(38,607)	(38,585)	0.06%

NET INCOME	60,911	66,397	-8.26%	147,587	124,266	18.77%
Controlling Shareholders' Interest	54,757	61,891	-11.53%	135,338	116,108	16.56%
Non-Controlling Shareholders' Interest	6,154	4,506	36.57%	12,248	8,158	50.13%

2Q11 Results | August 10, 2011

11.5) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	2Q11	2Q10	Variation	2H11	2H10	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,418,312	3,241,137	5.47%	6,856,701	6,670,836	2.79%
Electricity Sales to Distributors	57,735	36,854	56.66%	90,382	53,535	68.83%
Revenue from building the infrastructure	250,415	253,020	-1.03%	464,017	403,464	15.01%
Other Operating Revenues(1)	362,914	298,948	21.40%	740,921	578,592	28.06%
	4,089,376	3,829,959	6.77%	8,152,021	7,706,427	5.78%

DEDUCTIONS FROM OPERATING REVENUES	(1,428,652)	(1,317,198)	8.46%	(2,872,453)	(2,657,930)	8.07%
NET OPERATING REVENUES	2,660,724	2,512,761	5.89%	5,279,568	5,048,497	4.58%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,245,424)	(1,185,045)	5.10%	(2,389,921)	(2,314,711)	3.25%
Electricity Network Usage Charges	(288,357)	(283,895)	1.57%	(577,870)	(555,607)	4.01%
	(1,533,781)	(1,468,940)	4.41%	(2,967,791)	(2,870,318)	3.40%
OPERATING COSTS AND EXPENSES
Personnel	(172,712)	(125,181)	37.97%	(299,808)	(252,339)	18.81%
Material	(17,341)	(16,508)	5.05%	(32,565)	(30,354)	7.28%
Outsourced Services	(117,110)	(91,494)	28.00%	(226,330)	(178,781)	26.60%
Other Operating Costs/Expenses	(58,546)	(20,505)	185.53%	(123,823)	(80,000)	54.78%
Cost of building the infrastructure	(250,415)	(253,020)	-1.03%	(464,017)	(403,464)	15.01%
Employee Pension Plans	21,732	21,504	1.06%	43,463	43,007	1.06%
Depreciation and Amortization	(85,964)	(81,083)	6.02%	(172,414)	(158,501)	8.78%
Amortization of Concession's Intangible	(4,881)	(4,918)	-0.74%	(9,763)	(9,837)	-0.75%
	(685,239)	(571,205)	19.96%	(1,285,258)	(1,070,269)	20.09%

EBITDA	510,818	537,113	-4.90%	1,165,233	1,233,241	-5.51%

EBIT	441,705	472,616	-6.54%	1,026,519	1,107,910	-7.35%

FINANCIAL INCOME (EXPENSE)
Financial Income	95,339	76,849	24.06%	187,773	150,526	24.74%
Financial Expenses	(139,158)	(87,557)	58.93%	(262,366)	(179,879)	45.86%
Interest on Equity	-	-	-	-	-	-
	(43,819)	(10,708)	309.22%	(74,594)	(29,353)	154.13%

INCOME BEFORE TAXES ON INCOME	397,885	461,908	-13.86%	951,925	1,078,557	-11.74%

Social Contribution	(30,107)	(36,278)	-17.01%	(80,579)	(92,211)	-12.61%
Income Tax	(81,948)	(97,746)	-16.16%	(220,515)	(251,267)	-12.24%

NET INCOME	285,830	327,884	-12.83%	650,831	735,079	-11.46%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

v

2Q11 Results | August 10, 2011

11.6) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	2,076,085	1,947,904	6.6%	4,073,259	3,944,499	3.3%
Net Operating Revenues	1,349,990	1,272,324	6.1%	2,628,862	2,581,849	1.8%
Cost of Electric Power	(800,742)	(764,609)	4.7%	(1,522,700)	(1,465,079)	3.9%
Operating Costs & Expenses	(349,682)	(254,207)	37.6%	(633,685)	(499,995)	26.7%
EBIT	199,566	253,508	-21.3%	472,477	616,775	-23.4%
EBITDA	224,273	271,636	-17.4%	522,035	652,947	-20.0%
Financial Income (Expense)	(11,716)	15,194	-177.1%	(18,218)	10,123	-280.0%
Income Before Taxes	187,849	268,702	-30.1%	454,259	626,898	-27.5%
NET INCOME	129,620	183,453	-29.3%	305,148	420,110	-27.4%

CPFL PIRATININGA
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	962,249	899,829	6.9%	1,998,510	1,810,411	10.4%
Net Operating Revenues	612,074	586,475	4.4%	1,278,549	1,176,294	8.7%
Cost of Electric Power	(346,817)	(331,272)	4.7%	(672,173)	(653,319)	2.9%
Operating Costs & Expenses	(145,698)	(151,173)	-3.6%	(301,015)	(264,815)	13.7%
EBIT	119,559	104,030	14.9%	305,361	258,160	18.3%
EBITDA	132,075	117,724	12.2%	331,279	283,667	16.8%
Financial Income (Expense)	(11,722)	(15,719)	-25.4%	(20,313)	(20,316)	0.0%
Income Before Taxes	107,837	88,311	22.1%	285,048	237,844	19.8%
NET INCOME	73,929	61,189	20.8%	190,809	160,062	19.2%

RGE
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	816,008	782,272	4.3%	1,627,845	1,560,548	4.3%
Net Operating Revenues	537,556	520,792	3.2%	1,065,181	1,029,209	3.5%
Cost of Electric Power	(309,714)	(300,901)	2.9%	(621,264)	(608,201)	2.1%
Operating Costs & Expenses	(136,678)	(132,805)	2.9%	(254,845)	(243,043)	4.9%
EBIT	91,164	87,086	4.7%	189,072	177,965	6.2%
EBITDA	117,991	115,169	2.5%	242,372	232,730	4.1%
Financial Income (Expense)	(18,718)	(10,669)	75.4%	(33,424)	(20,034)	66.8%
Income Before Taxes	72,445	76,417	-5.2%	155,648	157,931	-1.4%
NET INCOME	60,360	62,938	-4.1%	115,186	116,394	-1.0%

CPFL SANTA CRUZ
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	98,081	79,898	22.8%	187,140	159,619	17.2%
Net Operating Revenues	67,690	54,210	24.9%	127,810	108,913	17.4%
Cost of Electric Power	(33,232)	(31,089)	6.9%	(64,918)	(61,051)	6.3%
Operating Costs & Expenses	(21,503)	(16,597)	29.6%	(39,642)	(31,780)	24.7%
EBIT	12,955	6,524	98.6%	23,250	16,082	44.6%
EBITDA	15,138	8,683	74.3%	27,567	20,162	36.7%
Financial Income (Expense)	(987)	227	-534.9%	(1,582)	369	-528.7%
Income Before Taxes	11,968	6,751	77.3%	21,669	16,451	31.7%
NET INCOME	8,746	5,214	67.7%	15,112	11,517	31.2%

2Q11 Results | August 10, 2011

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	33,954	29,889	13.6%	63,359	56,615	11.9%
Net Operating Revenues	24,494	21,141	15.9%	45,091	39,351	14.6%
Cost of Electric Power	(9,629)	(7,533)	27.8%	(18,130)	(16,008)	13.3%
Operating Costs & Expenses	(9,198)	(6,249)	47.2%	(16,305)	(10,871)	50.0%
EBIT	5,666	7,359	-23.0%	10,656	12,472	-14.6%
EBITDA	6,685	8,265	-19.1%	12,670	14,273	-11.2%
Financial Income (Expense)	(685)	(99)	592.2%	(1,238)	(269)	360.1%
Income Before Taxes	4,981	7,260	-31.4%	9,419	12,203	-22.8%
NET INCOME	3,646	4,913	-25.8%	6,527	8,186	-20.3%

CPFL SUL PAULISTA
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	43,903	37,991	15.6%	86,146	72,910	18.2%
Net Operating Revenues	30,354	25,222	20.3%	59,314	48,615	22.0%
Cost of Electric Power	(14,110)	(13,904)	1.5%	(28,459)	(27,646)	2.9%
Operating Costs & Expenses	(10,234)	(5,746)	78.1%	(18,681)	(9,909)	88.5%
EBIT	6,010	5,572	7.9%	12,173	11,060	10.1%
EBITDA	6,834	6,238	9.5%	13,759	12,381	11.1%
Financial Income (Expense)	(102)	14	-826.2%	(95)	193	-149.5%
Income Before Taxes	5,909	5,586	5.8%	12,078	11,253	7.3%
NET INCOME	4,361	4,031	8.2%	8,326	7,780	7.0%

CPFL JAGUARI
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	39,056	34,612	12.8%	76,563	67,614	13.2%
Net Operating Revenues	25,488	21,594	18.0%	49,529	42,930	15.4%
Cost of Electric Power	(14,240)	(13,588)	4.8%	(28,831)	(27,089)	6.4%
Operating Costs & Expenses	(6,532)	(3,576)	82.7%	(11,155)	(7,480)	49.1%
EBIT	4,716	4,430	6.5%	9,543	8,361	14.1%
EBITDA	5,278	4,921	7.2%	10,643	9,320	14.2%
Financial Income (Expense)	200	138	45.2%	317	296	7.1%
Income Before Taxes	4,917	4,568	7.6%	9,860	8,657	13.9%
NET INCOME	3,557	3,102	14.7%	6,821	5,976	14.1%

CPFL MOCOCA
	2Q11	2Q10	Var.	1H11	2H10	Var.
Gross Operating Revenues	23,808	20,169	18.0%	45,731	39,815	14.9%
Net Operating Revenues	16,525	13,487	22.5%	31,197	26,740	16.7%
Cost of Electric Power	(8,420)	(7,882)	6.8%	(16,845)	(15,370)	9.6%
Operating Costs & Expenses	(6,038)	(1,501)	302.2%	(10,365)	(4,335)	139.1%
EBIT	2,068	4,104	-49.6%	3,987	7,035	-43.3%
EBITDA	2,545	4,474	-43.1%	4,909	7,761	-36.7%
Financial Income (Expense)	(89)	207	-143.0%	(41)	285	-114.5%
Income Before Taxes	1,979	4,311	-54.1%	3,946	7,320	-46.1%
NET INCOME	1,611	3,042	-47.1%	2,903	5,054	-42.6%

2Q11 Results | August 10, 2011

11.7) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	2Q11	2Q10	Var.	1H11	1H10	Var.
Residential	1,812	1,774	2.1%	3,725	3,585	3.9%
Industrial	1,217	1,375	-11.5%	2,390	2,726	-12.3%
Commercial	1,126	1,070	5.2%	2,334	2,204	5.9%
Others	894	889	0.6%	1,782	1,735	2.7%
Total	5,049	5,108	-1.2%	10,231	10,249	-0.2%

CPFL Piratininga
	2Q11	2Q10	Var.	1H11	1H10	Var.
Residential	808	787	2.6%	1,691	1,620	4.4%
Industrial	702	761	-7.8%	1,405	1,470	-4.4%
Commercial	441	442	-0.3%	929	918	1.3%
Others	255	238	7.1%	504	472	6.8%
Total	2,205	2,229	-1.1%	4,529	4,480	1.1%

RGE
	2Q11	2Q10	Var.	1H11	1H10	Var.
Residential	479	471	1.6%	979	961	1.9%
Industrial	540	625	-13.6%	1,066	1,219	-12.5%
Commercial	293	284	3.0%	613	590	4.0%
Others	559	490	14.1%	1,143	1,010	13.1%
Total	1,870	1,870	0.0%	3,801	3,780	0.6%

CPFL Santa Cruz
	2Q11	2Q10	Var.	1H11	1H10	Var.
Residential	73	72	1.8%	148	144	3.0%
Industrial	49	42	15.4%	91	82	11.2%
Commercial	37	35	5.1%	77	73	5.9%
Others	83	74	11.8%	156	144	8.6%
Total	242	224	8.2%	473	443	6.8%

CPFL Jaguari
	2Q11	2Q10	Var.	1H11	1H10	Var.
Residential	18	18	0.0%	37	36	2.7%
Industrial	70	70	-0.2%	138	138	0.3%
Commercial	10	9	11.4%	21	18	11.1%
Others	9	9	1.8%	18	18	3.6%
Total	107	106	1.0%	214	210	2.0%

CPFL Mococa
	2Q11	2Q10	Var.	1H11	1H10	Var.
Residential	16	15	1.2%	32	31	4.9%
Industrial	15	15	-2.6%	30	31	-2.2%
Commercial	7	6	6.5%	14	13	8.0%
Others	13	15	-13.2%	26	28	-8.1%
Total	50	52	-3.4%	102	103	-0.4%

CPFL Leste Paulista
	2Q11	2Q10	Var.	1H11	1H10	Var.
Residential	21	21	2.6%	43	40	7.1%
Industrial	7	18	-62.6%	14	36	-61.3%
Commercial	10	9	9.4%	19	18	8.6%
Others	26	29	-8.9%	47	49	-4.4%
Total	64	76	-16.2%	124	143	-13.8%

CPFL Sul Paulista
	2Q11	2Q10	Var.	1H11	1H10	Var.
Residential	30	29	5.7%	61	56	8.9%
Industrial	28	35	-19.2%	57	70	-18.5%
Commercial	12	12	7.4%	26	24	7.6%
Others	22	22	1.7%	44	44	0.6%
Total	93	97	-4.0%	188	194	-3.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 10, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.